Date: December 2 , 2008

To: Mr. H. Roger Schwall
Mail Stop 7010
Branch Chief/Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Laura Nicholson

SENT VIA EDGAR

Re:	Yanglin Soybean, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 4, 2008
File No. 333-150822

Amendment No. 2 to Annual Report on Form 10-K
for the fiscal year ended Dec. 31, 2007
Filed September 4, 2008
File No. 0-52127

Dear Mr. Schwall and Ms. Nicholson:

On behalf of Yanglin Soybean, Inc. ( the “Company” or “Yanglin”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated July 23, 2008, with respect to our registration statement on Form S-1 (the “Registration Statement” or “Prospectus”). For ease of reference, we have set forth below each of the Staff’s comments first, then followed by the Company’s response.

We understand and agree that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff’s comments or changes to disclosure in response to Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 5

Contractual arrangements through..., page 13

1.
Provide further context to your risk factor disclosure regarding the impact to your business and operations in the event of a default by Yanglin on any of its obligations under various contract. We refer you, for example, to disclosure regarding the $17 million loan provided to Yanglin that is callable within ten days written notice. We note your disclosure that as of September 3, 2008, no amounts of principal or interest have been paid. Please revise your disclosure accordingly.

Response:

We provided additional further disclosure regarding the calling of the loan to Yanglin on page 13 of our Prospectus.

Business, page 55

World Protein Meal Consumption 2006, page 57

2.
We note your response to our prior comment 9 and reissue such comment in part. The website provided at page 58 of your filing in support of the statements that you make in your filing does not provide information that is in English.

Response:

We deleted the following statement and the graph on page 59 of our Prospectus:

“Specifically, the PRC is a major importer of soybeans. In recent years, there has been a marked increase in the volume of soybeans imported by the PRC from countries such as the USA, Argentina and Brazil. The latest statistics of China’s Customs showed that the PRC imported 30.8 million tons of soybeans in 2007, at a growth of about 9% over the previous year. We estimated that the total consumption of soybeans from 2005 to 2006 (October 2005 to September 2006) was 42.32 million tons.

We believe that such growth in consumption of soybeans in the PRC market is beneficial to our business operations and presents great potential for our further development.”

Certain Relationships and Related Transactions, page 77

Procedures for Approval of Related Party Transactions, page 80

3.
We note your response to our prior comment 16 and reissue such comment in part. Please disclose whether your policies and procedures for review of related party transactions are in writing and, if not, how such policies and procedures are evidenced.

Response:

In response to Staff’s comment, we revised our disclosures on page 81 of our Prospectus to state that we have such policies and procedures for review of related party transactions in writing and quoted the specific language for the approval of related party transactions in our Prospectus.

Security Ownership of Certain Beneficial Owners and Management, page 81.

4.
We note your response to our prior comment 19. However, the disclosure provided in footnote 1 to the table continues to be confusing with respect to how you determined the beneficial ownership of Series A Preferred Stock. For example, it appears that your shareholders do not presently hold any rights that would entitle them to acquire additional shares of Series A Preferred Stock. As a result, your disclosure regarding the number of shares of Series A Preferred Stock that a beneficial owner may acquire upon exercise of warrants or options within 60 days does not appear to be relevant. Please advise or revise.

Response:

In response to Staff’s comment, we deleted the reference to Series A Preferred Stock that a beneficial owner may acquire upon exercise of warrants or options within 60 days on page 83 of our Prospectus.

Selling Stockholders, page 84

Registration Rights Agreement, page 88

5.
We note your response to our prior comment 21 and your disclosure that you “would have been required to pay damages in the amount of approximately $1,467,375.00.” Please clarify whether you are required to pay damages in connection with your failure to meet the filing deadline under the registration rights agreement, and provide an update regarding the status of any such payment.

Response:

In response to Staff’s comment, we revised our disclosure on page 90 to state that we are required to pay damages in connection with our failure to meet the filing deadline under the Registration Rights Agreement. We have not made any such payment to date.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

6.
We note in response to prior comment 22, you asked your auditor to update its report to include an explanatory paragraph indicating the previously issued financial statements have been restated. We see that the report has been dual dated to reflect this subsequent event. However, the explanatory paragraph states that the corrections made to the previously issued financial statements are described in Note 21, while the reference appearing with the most recent date of the report is to Note 22. Please ask your auditor to resolve this inconsistency.

Response:

The note number has been amended to Note 21 on the opinion page.

Consolidated Statements of Income and Comprehensive Income, page 4

7.
Please round the per share data to the nearest cent. This comment applies to the per share data appearing on the face your Statements of Income and Comprehensive Income and in the footnotes to the financial statements.

Response:

The per share data has been updated to the nearest cent. Please refer to page 4 of the revised financial statements.

Consolidated Statements of Stockholders’ Equity, page F-5

8.
We note you revised your statements of stockholders’ equity in response to prior comment 23. However, it does not appear that the line item to record the reverse merger recapitalization includes an adjustment to additional paid in capital for the net assets (liabilities) acquired (assumed) in the acquisition of Yanglin Soybean Inc. Please provide details of such assets and liabilities, and explain how these amounts were recorded in your financial statements on the date the transaction occurred.

Response:

The “reverse merger recapitalization” has been already shown on the separate line in the stockholder’s equity statements in the year of 2007. The separate balance sheet of the shell company (Yanglin Soybean Inc.) as at the date of reverse merger acquisition is also provided. The pre-acquisition accumulated loss of the shell company was transferred to Additional Paid-in Capital.

9.
We note your preferred stock has a per value of $.001 and you have 10,000,000 shares of preferred stock outstanding as of December 31, 2007. Given this information, please tell us why your preferred stock account balance as of December 31, 2007 is $10,912,174 rather than $10,000.

Response:

after checking the GAAP, we decided that preferred stocks in equity should reflect the par value only and the premium value of the preferred stocks should be recorded in “Additional paid-in capital”. The balance sheet and the equity statement have been amended accordingly.

Note 1 Organization and Principal Activities, page F-7

10.
We have read you response to prior comment 26, regarding your identification of the primary beneficiary in applying FIN 46(R). It is still unclear to us how you concluded that Faith Winner (Jixian) Agriculture Development CO., Ltd. (Faith Winner) presently absorbs the majority of Heilongjiang Yanglin Soybean Group Co., Ltd.’s (Yanglin) expected losses and has the right to receive the majority of Yanglin’s expected residual returns. Please explain to us how the terms of he loan agreement and purchase option agreement result in your conclusion that Faith Winner is the primary beneficiary of Yanglin in accordance with the guidance in paragraphs 8 through 17 of FIN 46(R).

Tell us whether your determination relies upon the economic arrangement that would only be established when Faith Winner exercise the purchase option. Also clarify whether the loan was provided to Yanglin or directly to its shareholders, and if the loan proceeds were disbursed to Yanglin, whether the funds were subsequently distributed to the shareholders. If the funds were distributed to the shareholders, explain whether this distribution was intended to compensate those individuals for the diminishment in their ownership interests that is expected to occur when Faith Winner exercises the purchase option to acquire the equity interests. If not, explain the reasons for making the loan while expecting that it would not be repaid, as indicated in your prior response.

Finally, tell us whether there are any arrangement sin place to provide additional funding to Yanglin for its business operations in advance of the purchase option being exercised; if not, tell us how you would resolve a need for additional funding during this period.

Response:

There is no express clause in either Loan Agreement and the Purchase Option Agreement relating to the absorption of any loss of Heilongjiang Yanglin Soybean Group Co., Ltd (“Yanglin”) or pass of the residual return of Yanglin to Faith Winner (jixian) Agriculture Development Company Limited (“Faith Winner”). However, when we examine the content of both agreements plus the Consignment Agreement (“Consignment”), we will notice that Faith Winner has the right to receive the majority of Yanglin’s expected residual returns and absorbs the expected losses of Yanglin.

Residual Returns

Under the clause 7 of the Loan Agreement, Yanglin covenants not to perform any material acts without consent of Faith Winner. Clause 3.1 of the Purchase Option Agreement provides similar content. Clause 3.2 of the Purchase Option Agreement further regulates that the shareholders of Yanglin should surrender all management decision making rights to Faith Winner including the board members appointment. Clause 1.1 of the Purchase Option Agreement confers Faith Winner the exclusive right to acquire ALL equitable interests of the shareholders of Yanglin and the loan under the Loan Agreement will be applied to satisfy as the consideration of the exercise of the purchase option pursuant of the clause 1.6. That is, Faith Winner has the full and irrevocable right to buy all the shares of Yanglin and become the legal owner of Yanglin at its discretion as long as the acquisition meet the legal compliance in PRC. Upon the acquisition of all the equitable interests of the shares of Yanglin, Faith Winner will capture all the fair value of the assets or liabilities of Yanglin. If Faith Winner has residual returns at the time of the acquisition, then it will take all the returns of the Yanglin.

Losses

Under the clause 4 of the Loan Agreement, Faith Winner shall provide loan as working capital and to satisfy the working capital needs of Yanglin going forward. The obligation to meet the borrower’s working need means that Faith Winner shall provide more capital either in the form of capital or loan to Yanglin especially when Yanglin suffers losses. The dilemma faced by Faith Winner is that when Yanglin suffers loss, Faith Winner either chooses to call back the loan as much as possible or to inject more capital to rescue the company in the hope that the company will recover later. In the first case, Faith Winner needs to exercise the purchase option before they exercise the legal owner’s right to liquidate the assets of Yanglin to repay its loan. In the latter case, Faith Winner will share the loss by injecting further working capital to Yanglin. The situation is analogous to normal investment in subsidiary which loss will either be absorbed by the holding company to the extent of loss in investment in subsidiary or sharing the loss by injection of capital. However, under strict interpretation of clause 4 of the Loan Agreement, Faith Winner shall be obligated to provide further working capital to Yanglin.

The above analysis does not solely depend on the exercise of option. Of course, more profit generated by Yanglin, more benefits be obtained should Faith Winner exercises the purchase option. Even without the purchase option, Faith Winner will face the dilemma described above in case of that there are losses suffered by Yanglin except for Faith Winner needs to seize the assets through the petition to the court to enforce the loan. There are few more agreements in place, Consigned Management Agreement (“CMA”), Registered Trademark Transfer Contract (“RTTC”) and Trademark Licensing Agreement (“TLA”) which provide Faith Winner the right to control the assets and operation of Yanglin including transfer of any assets to Faith Winner through controlling the board of Yanglin. Under the clause 2.6 of the Consignment, the shareholders of Yanglin agrees to transfer all the shares to Faith Winner at the request of Faith Winner. Purchase Option Agreement provides the conditions of such transfer.
As delineated above, the loan was provided by Faith Winner to Yanglin directly under the Loan Agreement. Pursuant to clause 4 of the Loan Agreement, the loan shall be applied to its business operation and the shareholders of Yanglin cannot obtain a loan from Yanglin as it is prohibited under clause 7(6) unless with the prior consent of Faith Winner.
The funds in the amount of the loan will be distributed to the shareholders upon the exercise of the purchase option by Faith Winner as the consideration of acquiring the interest of Yanglin.

Clause 4 of the Loan Agreement stipulates that Faith Winner has the ongoing obligation to provide loan as working capital and to satisfy the working capital needs of Yanglin.

11.
We not that at the time Faith Winner entered into the purchase option agreement with Yanglin’s shareholders, PRC laws and regulations did not allow the option to be exercised. Please explain to us the steps that you have taken or any changes in laws that have occurred that will allow you to exercise this option in the near term. Also indicate whether you intend to exercise the option immediately once permitted by the PRC authorities; and if not, describe the circumstances under which you would proceed.

Response:

As stated in the S-1, the contractual agreements were utilized instead of a direct acquisition of Yanglin’s assets because current PRC law which took effect on September 8, 2006 does not specifically establish the approval procedures and detailed implementation regulations for a non-PRC entity’s equity to be used as consideration to acquire a PRC entity's equity or assets. This makes it highly uncertain, if not impossible, for a non-PRC entity to use its equity to acquire a PRC entity. If acquisition of a PRC entity using foreign equity were possible, we could have acquired 100% of the stock of Yanglin in exchange for shares of our common stock. While PRC law does allow for the purchase of equity interests in (or assets of) a PRC entity by a non-PRC entity for cash, the purchase price must be based on the appraised value of such equity (or assets). Because we presently do not have sufficient cash to pay the estimated full value of all of the assets of Yanglin, we, through WFOE, purchased the maximum amount of assets possible with the net proceeds of the private placement on October 7, 2007, and leased from Yanglin the remainder of the assets used in Yanglin’s business. On top of such reasons delineated in S-1, the arrangements will also save the tax implication in case of direct acquisition of Yanglin. The purchase option can be exercised and enforced in PRC according to the PRC legal opinion. If Faith Winner exercises the purchase option, it will trigger costs including foreign currency inflow and issue of capital gain tax and complicated procedures. We are seeking for an optimal solution and timing in exercising the purchase option at the best interest of the company.

12.
We note under the Consigned Management Agreement Faith Winner is entitled to 5% of Yanglin’s revenues on an annual basis and under the Trademark Licensing Agreement Faith Winner will receive an additional 1% of Yanglin’s annual revenue. However, please explain to us who is entitled to the profits of Yanglin. At the time the contractual arrangement were entered into among Faith Winner, Yanglin, and its shareholders, tell us what consideration was given to assigning the profits of Yanglin to Faith Winner rather than only a small percentage of its revenues. We would like to understand how assigning only a small percentage of the revenues results in the identification of Faith Winner as the primary beneficiary, without also assuming that the PRC authorities will authorize and that you will exercise the equity purchase option, if that is your vies. Since you indicated that there is no minority interest in Yanglin, we would also like to understand how the other 94% of revenues are being allocated, along with the expenses of the operation, in advance of the equity purchase option being exercised.

Response:

Under the clause 2.3.7 of the Consignment, the benefits of the dividend shall be accrued to Faith Winner. The essence of the Consignment Management Agreement and the Trademark Licensing Agreement is to confer the rights of control over Yanglin to Faith Winner. All residual profit after deducting the fees payable under the Consignment Management Agreement and the Trademark Licensing Agreement is left in Yanglin. Any dividend declared, if any, shall belong to Faith Winner under the Consignment. Also, at any time, without considering the impact of the costs and procedures involved, Faith Winner can exercise the purchase option to seize all the profit. Therefore, there is no other minority over either the equitable interest or assets of Yanglin.

Note 14 – Earnings Per Share, page F-22

13.
Explain to us your basis for presenting Basic earning per share before dividend, as this does not appear to comply with the guidance in paragraph 9 of SFAS 128, and may be regarded as a non-GAAP measure.

Response:

The basic earnings per share before dividend is not required by the GAAP. The reason of disclosure of this additional information is to give explanation of why the dividend on preferred stocks has no dilutive effect when the diluted EPS is calculated and hence the dividend is not added back to the numerator in diluted EPS calculation.

Note 21 – Restatement, page F-29

14.
We see that you have added Note 21 in response to prior comment 22 with comparative financial information, before and after restatement. Please note that the guidance in paragraph 26a of SFAS 154 does not require you to present complete restated financial statements in a footnote. Rather, to provide an appropriate degree of focus and clarity, you should present a tabular reconciliation of the original to restated financial statement line items, only for those line items impacted by the corrections. In addition, as previously requested, please denote on the face of the primary financial statements all columns or rows that have been restated.

Response:

The note 21 and the primary financial statements have been amended accordingly.

15.
At Note 21 you indicate that the restated preferred stock and retained earnings account balances as of December 31, 2007 were $ 2,293,815 and $17,410,719 respectively. These amounts do not agree to the account balances resented on your consolidated balance sheet as of December 31, 2007 on page F-2. Please resolve these inconsistencies.

Response:

The figures in note 21 are consistent with the consolidated financial statements. The amounts of preferred stocks and retained earnings shown on page F-3 of our latest 10-K/A (http://www.sec.gov/Archives/edgar/data/1368745/000114420408051179/v125491_10ka.htm) are $10,912,174 and $9,421,860, the same as the amounts shown in note 21 on page F-30.

Exhibits and Financial Statement Schedules

16.
In your response to prior comment 29, you state “the current foreign exchange control policies applicable to the PRC also restrict the transfer of assets on dividends outside the PRC.” Please clarify how these policies, which appear to restrict the transfer of your assets located in China, have been evaluated in determining you would not present parent-only financial statements under Rule 5-04 of Regulation S-X. Please submit the calculations that you performed following the guidance in FRC §213.02, including a schedule showing the geographic location of net assets by country.

Response:

Transfer of assets in terms of dividends outside the PRC is restricted in the sense that withholding tax (5-10%) is applied on the dividend to the foreign holding company before the fund can be remitted. Once the withholding tax is settled, the dividend can be distributed to the foreign holding company. All assets are held in PRC except the pledged deposits held in the parent company in US America.

Exhibit 23

17.
Please request your auditor provide a separate consent at Exhibit 15 for its review report issued on your unaudited interim period financial statements included in your registration statement. We reissue our prior comment 32.

Response:

Please see attached Exhibit 23.4 for updated consent.

Form 10 K/A for the Year Ended December 31, 2007

18.
Please continue to make corresponding changes to your periodic reports, as necessary to address material issues. Please advise us if you wish to submit draft revisions for review, in advance of filing another amendment to your annual report.

Response:

We made corresponding changes to our 10K/A for the year ended December 31, 2007. Please see cover page, pages 5, 22, 51, and Financial Statements of our 10K/A.

***

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Shulin Liu
Shulin Liu

President & CEO